Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

KIBALI CONTINUES TO WORK THROUGH CHALLENGES AS IT HEADS FOR FULL PRODUCTION

Kinshasa, Democratic Republic of Congo, 19 July 2016 – The giant Kibali gold mining complex will remain a work in progress until its underground mining component is completed towards the end of 2017 but in the meantime its management is making significant progress in dealing with transitional challenges, Randgold chief executive Mark Bristow said here today.

Speaking at a regular briefing, Bristow said that, as anticipated, the complexity of dealing with multiple ore types from different sources had affected throughput, recovery and grade in the first half of the year. This issue was being resolved, however, and management had taken measures and revised the mine plan to keep Kibali on course to meet its plus 600 000 ounce production target for the year.

“Development of the underground mine is on track and the shaft is currently being integrated with the decline section. Commissioning is scheduled for July 2017. In the meantime, the team is also focusing on opening two high-grade satellite pits in 2016 and 2017 which will greatly improve operational flexibility,” he said.

“Elsewhere on site, construction of the Ambarau hydropower station is back on track and is expected to start generating electricity in the fourth quarter of this year. Work is already underway on Azambi which will be Kibali’s third hydropower station. Notwithstanding the operational challenges, management has continued to focus on developing a team consisting entirely of host country nationals, as at our other mines, as well as building up a strong corps of local contractors and suppliers. It is also maintaining the emphasis on Kibali’s community programmes, ranging from capacity building to agribusiness start-ups.”

“During my recent motorbike trip through the DRC as part of Randgold’s Boyzonbikes fundraising safari, it became clear to me that the country faces many challenges, as does Kibali which is a real factor in the Congolese economy. I was encouraged, however, by the very positive vision of the DRC’s future which has been presented by the president. An investor-friendly regime is essential for the development of the economy in general and the mining industry in particular. As for Randgold, we continue to expand our footprint in the DRC, most recently through the Ngayu and Moku joint ventures,” Bristow said.

ENQUIRIES:

Mark Bristow Kibali chairman & Randgold CEO +44 788 071 1386	Willem Jacobs Randgold GM operations Central & East Africa +243 820 678 040	Kathy du Plessis Randgold investor & media relations +44 20 7557 7738 / randgold@dpapr.com

Graham Shuttleworth Randgold financial director +44 779 771 1338	Cyrille Mutombo Randgold country manager DRC +243 990 104 774 / +243 815 842 990	Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.